UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GigaCloud Technology Inc

(Name of Issuer)

Class A Ordinary Shares, par value US$0.05 per share

(Title of Class of Securities)

G38644 103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38644 103	SCHEDULE 13G	Page 1 of 6

1.	Names of Reporting Persons Lianya Pan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,050,784
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,050,784
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,050,784
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G38644 103	SCHEDULE 13G	Page 2 of 6

1.	Names of Reporting Persons FireDragon Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 2,046,984
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,046,984
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,046,984
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G38644 103	SCHEDULE 13G	Page 3 of 6

Item 1(a).	Name of Issuer:

GigaCloud Technology Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit A, 12/F, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong

Item 2(a).	Name of Person Filing:

Lianya Pan

FireDragon Holdings Inc.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Lianya Pan’s principal business office is located at 19719 Prospect Place, Walnut CA 91789.

The registered address of FireDragon Holdings Inc. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

Lianya Pan – United States of America

FireDragon Holdings Inc. – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.05 per share (“Class A Ordinary Shares”).

Item 2(e).	CUSIP Number:

G38644 103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. G38644 103	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership.

(a) to (c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares as of the date of December 31, 2022, based upon 31,357,814 Class A Ordinary Shares outstanding as of September 30, 2022, as disclosed in the current report on Form 6-K furnished by the Issuer with the U.S. Securities and Exchange Commission on November 30, 2022.

			Number of shares as to which the person has:
Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lianya Pan	2,050,784	6.5%	2,050,784	0	2,050,784	0
FireDragon Holdings Inc.	2,046,984	6.5%	2,046,984	0	2,046,984	0

As of December 31, 2022, Lianya Pan’s beneficial ownership included (i) 3,800 Class A Ordinary Shares he acquired in the public market, which were later disposed of in January 2023, and (ii) a total of 2,046,984 Class A Ordinary Shares held of record by FireDragon Holdings Inc. FireDragon Holdings Inc. is wholly owned by Lianya Pan. Therefore, Mr. Pan may be deemed to be the beneficial owner of the securities held by FireDragon Holdings Inc.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G38644 103	SCHEDULE 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

/s/ Lianya Pan
Lianya Pan
FireDragon Holdings Inc.

By:	/s/ Lianya Pan
Name:	Lianya Pan
Title:	Sole Director

[Signature Page to Schedule 13G]

CUSIP No. G38644 103	SCHEDULE 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement